FORM 51-102F3
MATERIAL CHANGE REPORT
ITEM 1     Name and Address of Company:
JED Oil Inc. (“JED”)
Suite 2200, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
ITEM 2     Date of Material Change:
October 27, 2006
ITEM 3     News Release:
A press release was issued on October 31, 2006 via Business Wire (including CNN Matthews).
ITEM 4     Summary of Material Change:
1.	JED has entered into an agreement with an arms length third party to sell it oil and gas assets in the East Ferrier area of Alberta for $27.5 million.

2.	JED has eliminated seven staff positions.
ITEM 5     Full Description of Material Change:
1.	JED has entered into an agreement with an arms length third party to sell it oil and gas assets in the East Ferrier area of Alberta for $27.5 million. Production from the East Ferrier properties is approximately 480 boe/d. As previously announced, JED obtained its interest in the East Ferrier properties through a larger property swap and debt repayment that was recently completed with Enterra Energy Trust. JED is retaining its working interest in North Ferrier which was also part of the aforementioned property swap and is where JED has been actively drilling. Closing of the transaction is subject to normal title and environmental due diligence and is scheduled for November 15th.

2.	JED is currently revamping its budget and business plan to refocus its efforts on its other existing areas and new opportunities. As part of the refocusing and revamped business plan, JED has eliminated seven staff members, reducing total staff from 31 to 24, and an additional two members of staff have been changed from full time consultants to consultants on an as needed basis.
ITEM 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:
Not applicable.
ITEM 7     Omitted Information:
Not applicable.

ITEM 8     Executive Officer:
Reg J. Greenslade, Chairman of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 213-2507.
ITEM 9     Date of Report:
Dated at Calgary, Alberta on October 31, 2006.